DARIOHEALTH CORP.

9 Halamish Street

Caesarea Industrial Park

3088900, Israel

March 23, 2017

Via EDGAR

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	DarioHealth Corp.

Registration Statement on Form S-3

Filed March 10, 2017

File No. 333-216607

Dear Ms. Ravitz:

The purpose of this letter is to respond to your letter of March 15, 2017 regarding the above-referenced registration statement. We are concurrently filing via EDGAR Amendment No. 1 to the Form S-3 to present updated financial statements.

* * *

We appreciate your letter. Please call our attorney, Robert Condon, (212) 660-3049, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

DarioHealth Corp.

By: /s/ Zvi Ben David
Name: Zvi Ben David
Title: Chief Financial Officer

cc, with a marked copy of Amendment No. 1: Caleb French